Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

03 MAR 10 AM 7:21

Direct Line: 020 7659 6039
Direct Fax: 020 7659 6001
Email: sandra.walters@brambles.com

Brambles

26 February 2003

03007298

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

SUPPL

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

PROCESSED
MAR 19 2003
THOMSON
FINANCIAL

Yours faithfully,

Sandra Walters
Assistant Company Secretary

3/13

FILE NO. 82-5205

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

Franklin Resources, Inc. and its affiliates

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

On behalf of clients of Franklin Resources, Inc. and its affiliates

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See list appended

5) Number of shares/amount of stock acquired

Not advised

6) Percentage of issued class

Not advised

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

Not advised

11) Date company informed

25 February 2003

12) Total holding following this notification

65,195,864

13) Total percentage holding of issued class following this notification

9.01%

14) Any additional information

FILE NO. 82-5205

15) Name of contact and telephone number for queries

Sandra Walters - 020 7659 6039

16) Name of authorised company official responsible for making this notification

Sandra Walters, Assistant Company Secretary

Date of notification 26 February 2003

Details of Registered Holders

Bank of New York, London	582,940	0.09%
Chase Nominees Ltd	53,506,992	7.39%
Citibank Nominees Ltd.	299,371	0.04%
Clydesdale Bank PLC, Glasgow	2,416,326	0.33%
Deutsche Bank AG, London	1,045,110	0.14%
Northern Trust Company	1,577,166	0.22%
Royal Trust Corp of Canada, London	854,653	0.12%
State Street Nominees Limited	4,913,306	0.68%
Total	65,195,864	9.01%

Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

03 MAR 10 7:21

Direct Line: 020 7659 6039
Direct Fax: 020 7659 6001
Email: sandra.walters@brambles.com

Brambles

26 February 2003

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully,

Sandra Walters

Sandra Walters
Assistant Company Secretary

FILE NO. 82-5205

Brambles

Brambles Industries plc
Cassini House
57-59 St James's Street
London, SW1A 1LD, England
Tel +44 (0)20 7659 6000 **Fax** +44 (0)20 7659 6001
Email info@brambles.com
Website www.brambles.com

News release

BRAMBLES REPORTS 2002/03 INTERIM RESULT

Brambles Industries today reported a profit before tax and before goodwill amortisation and exceptional items of £142million — £97million after tax — for the six months ended 31 December 2002.

Comparable operating profits (before interest, tax, goodwill amortisation and exceptional items) from continuing businesses were £182million compared with £170million last year, an increase of 7%. The prior year included a one-off charge of £31million related to the harmonisation of accounting policies at CHEP. At constant prior year exchange rates and excluding the one-off charge, comparable operating profit was 7% lower than last year, and was in line with management expectations after the trading update provided to the market in November 2002.

Revenue from continuing businesses at £1.45billion was 3% above the same period last year, or 6% higher on a constant currency basis.

Operating cash flow continued to improve as Group capex decreased by 20%, with CHEP's capex 17% lower.

As previously advised, a decline in overall comparable operating profits in CHEP Europe on the previous year had an impact on the result. This was because of: investment in SAP; increased service centre and transport activity and the impact of a £4million one-off cost associated with a number of fires in service centres in the early part of the period under review.

Comparable operating profits from CHEP Americas were up 33% to £43million with the USA growing at 44% on a constant currency basis, before last year's one-off charge. This growth was driven in part by the effective execution of the performance improvement programme.

Brambles Chief Executive Officer, Sir CK Chow, said:

> "We are encouraged by the strong performance improvement in CHEP USA as we continue to gain benefits from the implementation of the performance improvement programme to reduce costs and improve efficiency.
>
> In CHEP Europe, measures to improve operational efficiency and asset productivity are progressively being put in place.
>
> The new pan-European management structure is now in place, reflecting more appropriately the acceleration of cross-border trading and the related increase in pan-European pallet movements and requirements of European customers. The organisation is being streamlined and there is renewed focus on improving service quality, reducing cost and improving the return on capital invested," he said.

Registered in England No. 4134697
Registered Office: Cassini House, 57St James's Street, London SW1A 1LD

Streamlining the organisational structure in CHEP Europe will result in a net reduction of 300–400 positions from the European indirect workforce, and is expected to result in annualised savings of £10million in 2004/05. A study is also underway to develop the optimal service centre network for the pan-European business. A review of product and service offerings, to simplify customer administration and billings, improve service quality and align services and pricing more closely with customer needs, has also commenced. These elements of the restructuring programme will incur an operating exceptional cost of £40million.

The second part of the CHEP Europe restructuring plan is a programme to improve the efficiency of the pallet pool as, from 1999, the size of the European pallet pool grew disproportionately to the growth in revenue. This resulted in an estimated excess of up to 14 million pallets in the pool. It is worth emphasising that this is an issue relating to the under utilisation of our assets. An accelerated programme is being put in place to audit, collect, and repair pallets at customer locations as well as the redistribution of pallets within CHEP's service network to meet customer demands. The cost of this part of the programme is estimated to be £45million, to be shown as an operating exceptional item as incurred over the next 30 months.

Cleanaway continued to grow revenue and performed steadily in a challenging market.

Recall expanded via both acquisitive and organic growth, resulting in both revenue and comparable operating profits improving by 17% for the half.

Improvement in the Brambles Industrial Services division was driven by a strong performance in Australia, offset partly by weaker performance in the Steel Services activities in the Northern Hemisphere. Regional Businesses' comparable operating profits were lower with weaker performance from Interlake due to adverse market conditions in the USA.

> "With the work that has been done to streamline and refocus the Group's asset portfolio, CHEP, Cleanaway and Recall now represent 90% of Group profit. Brambles Industrial Services has been successfully restructured and is now performing soundly, and Brambles Marine in Australia and Heavy Contracting in Europe were divested in the first half," Sir CK said.

Basic earnings per share after goodwill amortisation and exceptional items increased to 5.3 pence, compared to 0.9 pence for the prior year on a pro forma basis, and 2.0 pence after eliminating the one-off charge from the prior year comparison.

Before goodwill amortisation and exceptional items, earnings per share was 5.7 pence compared with 6.0 pence in the prior year.

An interim dividend of 3.757 pence (10 cents) per share will be paid on 10 April 2003 to holders of Brambles shares at the close of business on 21 March 2003. This dividend will be fully franked for shareholders of Brambles Industries Limited.

For further information, contact:

UK		
Investor	Sue Scholes, Head of Investor Relations	+44 (0) 20 7659 6012
Media	Richard Mountain, Financial Dynamics	+44 (0) 20 7269 7291
Australia		
Investor	Edna Carew, Group Manager Communications	+61 (0) 2 9256 5204
	Richard Manson, Group Planning & Analysis Manager	+61 (0) 2 9256 5234
Media	Jeannette McLoughlin, Group General Manager, Corporate Communications	+61 (0) 2 9256 5255 Mobile +61 (0) 401 990 425

An analyst briefing will be held in London at 9am on 26 February. This will be webcast and available with the slides on our website www.brambles.com.
This release has been prepared under UKGAAP. Brambles Industries accounts prepared under Australian GAAP are being lodged at the Australian Stock Exchange simultaneously with this release and are available on our website.

FILE NO 82-5205

Throughout this release, all references to comparable operating profits are to 'operating profit before exceptional items and goodwill amortisation' which is a helpful measure of the underlying trend in earnings for the Group's businesses. Measures of business performance have been calculated in constant currency (at previous half year's average exchange rates).

Notes to editors

Brambles is a leading global support services provider with operations in 40 countries across Europe, the Americas and Asia Pacific. With full year 2002 turnover of approximately £3 billion, comparable operating profit of more than £400million and assets of £3.7billion, it employs some 31,000 personnel worldwide. Its key global businesses are CHEP, CLEANAWAY and RECALL.

- CHEP is the world's pioneer and leader in the provision of pallet pooling services. CHEP pallets facilitate the efficient operation of supply chains for most of the developed world's leading international FMCG (fast-moving consumer goods) companies. These companies require the fast availability of high quality pallets and other types of standard loading equipment and transit packaging wherever they operate. CHEP meets this need through its global reach and scale, combined with its proven logistics and supply chain management capability and its established pallet pools and infrastructure in more than 30 countries.

- CLEANAWAY is a leader in the collection, sorting, recycling, transfer and disposal of waste, particularly in UK, Germany and Australia. Through Cleanaway in Germany, it is one of the largest paper recycling and trading businesses in Europe.

- RECALL is a global business managing physical and digital documents through their entire life cycle.

Brambles also has a number of other global and regional businesses, such as Industrial Services, Meineke Car Care Center and Interlake Material Handling.

Brambles Industries is globally headquartered in Australia

FILE NO. 82-5205

Brambles Industries

Interim Results for the six months

to 31 December 2002

For the Combined Businesses of Brambles Industries plc and Brambles Industries Limited

FILE NO 82-5205

BRAMBLES INDUSTRIES

INTERIM RESULTS FOR THE SIX MONTHS ENDED 31 DECEMBER 2002

CONTENTS

	Page
Summary of the Combined Results	
Financial Highlights	6
Overview	8
Operational Review	10
Outlook	19
Brambles Industries Group Combined Financial Information	
Combined Profit and Loss Account	20
Combined Balance Sheet	21
Combined Statement of Total Recognised Gains and Losses	22
Reconciliation of Movements in Combined Shareholders' Funds	22
Combined Cash Flow Statement	23
Combined Segmental Analysis	25
Notes to the Combined Financial Information	27
GAAP Reconciliation	29
Brambles Industries plc	
Consolidated Profit and Loss Account	32
Consolidated Balance Sheet	33
Consolidated Statement of Total Recognised Gains and Losses	34
Consolidated Cash Flow Statement	34
Notes to the Brambles Industries plc Financial Information	35
Independent Review Report	36

An analyst briefing will be held in London at 9am on 26 February 2003. This will be webcast and available with supporting slides on our website www.brambles.com..

FILE NO. 82-5205

Brambles Industries

Summary of combined results for the six months ended 31 December 2002

	Six months ended 31/12/2002 £ millions	Six months ended 31/12/2001 * £ millions	Increase/ (Decrease) %
Results before exceptional items and goodwill amortisation			
Continuing businesses			
Revenue, including associates	**1,453**	1,407	3%
Comparable operating profit *	**182**	170	7%
Group			
Revenue, including associates	**1,474**	1,619	(9%)
Profit before tax	**142**	137	4%
Profit after tax	**97**	102	(5%)
Earnings per share	**5.7p**	6.0p	(5%)
Group results after exceptional items and goodwill amortisation			
Profit before tax	**137**	34	
Profit after tax	**90**	16	
Earnings per share	**5.3p**	0.9p	
Interim dividend per share	**3.757p**	3.590p	
Interim dividend per share payable		**10 April 2003**	
Dividend record date		**21 March 2003**	
Net debt	**1,688**	1,872	

- The performance of Brambles in the first six months of the financial year is in line with our expectations, following the trading statement in November 2002.
- CHEP's overall comparable operating profits, excluding the one-off accounting harmonisation charge last year and in constant currency, were 7% lower than the same period last year.
- CHEP USA comparable operating profit improvement programme is continuing to be executed effectively with profits for CHEP Americas up by 33%. CHEP Europe comparable operating profits were down by 32%. Implementation of the restructuring plan is underway.
- Cleanaway performed steadily in a challenging environment with comparable operating profits slightly lower than last year. Recall continues to grow revenue and profits due to both organic and acquisition growth.
- Industrial Services had an improved profit performance though in our Regional Businesses, Interlake profits were lower.
- Operating cash flows improved compared with the same period last year.
- Assuming continued global political and economic stability, the outlook for the Group for the financial year is unchanged since our trading statement in November 2002, with good growth in CHEP Americas and the Rest of the World, and lower comparable operating profits from CHEP Europe. Cleanaway continues to face a challenging market in Europe. Recall should continue to grow. There will be a continued focus on improving the cash performance of the Group.

FILE NO. 82-5205

* Note:

- The results for the six months ended 31 December 2001 included a one-off charge of £31million (£19million after tax) in respect of accounting harmonisations in CHEP (note 5 in the financial statements).

- Throughout this business commentary, all references to comparable operating profits are to 'operating profit before exceptional items and goodwill amortisation'. Measures of business performance have been calculated in constant currency (at the previous half year's average exchange rates).

- In the statutory financial statements, foreign currency results have been translated at the average exchange rates ruling in each period.

The table below summarises the results at actual and average exchange rates for the previous half year. The results for the six months to 31 December 2001 are reflected after the impact of the harmonisation of accounting in CHEP. The net negative impact of the harmonisation was £23million and included a one-off charge of £31million (see note 5 of the financial statements)

Turnover (including associates) By Business £ million	**Six months ended 31/12/2002 As reported**	Six months ended 31/12/2002 At average exchange rates for previous half year (a)	Six months ended 31/12/2001 (b)	% Change (a)/(b)
CHEP	620	646	591	9
Cleanaway	505	501	478	5
Recall	118	125	107	17
Industrial Services	137	137	134	2
Regional Businesses	73	78	97	(20)
Discontinued	21	21	212	-
Total	1,474	1,508	1,619	(7)

Comparable Operating profit (UK GAAP EBITA before exceptionals) By Business £ million	**Six months ended 31/12/2002 As reported**	Six months ended 31/12/2002 At average exchange rates for previous half year (a)	Six months ended 31/12/2001 (b)	% Change (a)/(b)
CHEP	103	107	84	27
Cleanaway	50	49	51	(4)
Recall	19	21	18	17
Industrial Services	13	13	12	8
Regional Businesses	6	6	9	(33)
Discontinued	2	1	19	-
Unallocated	(9)	(10)	(4)	-
Total	184	187	189	(1)

The prior period results set out in column (b) above reflect the adjustments described in the Group's LSE announcement dated 19 February 2003.

The Group's profit before interest and tax, after charging goodwill amortisation and exceptional items, is analysed by business segment and geographical origin on page 25.

OVERVIEW

TRADING PERFORMANCE

In the six months to 31 December 2002 revenue from continuing businesses at £1.45billion was 3% above the same period in the previous year or 6% higher on a constant currency basis.

Comparable operating profit (profit before interest, taxation, goodwill amortisation and exceptional items) from continuing businesses was £182million compared with £170million last year, an increase of 7%. The prior year included a one-off charge of £31million within the harmonisation of accounting policies at CHEP. Comparable operating profit on this basis was 7% lower than last year excluding the one-off charge and at constant currency.

The half year has been dominated by the continuing successful execution of the performance improvement programme in CHEP USA and the commencement of a similar programme in CHEP Europe.

In CHEP USA the five key initiatives to reduce costs and improve efficiencies all continue to yield good results. Profits from the Americas as a whole increased by 33% with CHEP USA up by 44% compared to the same period last year.

In CHEP Europe the reorganisation plan has been further developed. The pan-European management structure in CHEP Europe is now in place, the organisation is being streamlined and there is total focus on improving service quality, increasing profitability and driving up the return on capital invested. The total cost of the restructuring plan is confirmed at the previously estimated figure of £85million and will be spread over some 30 months. Within this a charge of £2million has been incurred in the first six months and treated as an operating exceptional item. Trading in CHEP Europe continued as expected with revenue up by approximately 4% and comparable operating profit down by 32% or 25% excluding the impact of the service centre fires.

Cleanaway performed steadily in a challenging market, and Recall is growing both revenue and profits.

Industrial Services improved, driven by a strong performance in Australia, but profits from Regional Businesses were lower with a weaker performance from Interlake due to adverse market conditions.

The dividend is being held at the rate of A$0.10/3.757 pence per share, consistent with the Board's stated policy of at least maintaining this level of dividend per share. The interim dividend will be paid on 10 April 2003 to those shareholders registered on 21 March 2003.

BUSINESS DISPOSALS AND EXCEPTIONAL ITEMS

The principal business divestments during the six months were Brambles Shipping in Australia and Heavy Contracting in Europe. Of the total proceeds of £55million, £39million was received before 31 December 2002 and the balance in early 2003. The net exceptional profit under UK GAAP arising from the disposals was £13million (£10million after tax).

FINANCIAL POSITION

Cash inflow from operations after capital expenditure improved by £42million to £38million compared with a cash outflow of £4million last year.

Interest expense was £42million compared with £52million in the same period last year, due both to lower average debt levels and lower interest rates.

Working capital increased by £68million principally due to a reduction in trade creditors about half of which was in CHEP and was associated with lower capital expenditure.

Debtors decreased by £23million. In CHEP, overall debtors are falling as a proportion of sales and debtors should reduce further in the second half.

Working capital requirements across the Group are expected to fall in the second half of the year.

Net debt at 31 December 2002 was £1.68billion with the EBITDA interest cover at eight times and net debt/EBITDA at 2.5 times, leaving ample headroom in our credit facilities.

CAPITAL EXPENDITURE

Capital expenditure for the half year was £242million, £62million lower than last year, as all divisions with the exception of Recall reduced spending.

In CHEP, capital expenditure at £183million was £37million below last year. The principal driver of the reduction was in CHEP Europe where expenditure at £77million was £21million lower than last year. A decrease of £17million in the USA was partly offset by increased capital expenditure in Latin America to satisfy strong growth.

Capital expenditure at both Cleanaway and Industrial Services was £10million below last year at £33million and £9million respectively. At Recall, a £7million increase resulted from the ongoing mega centre construction programme across its territories.

TAXATION

The group tax rate for the half year was 32% on profit before tax and goodwill amortisation, up from 26% in the same period last year (28% for the full year). The increase in the tax rate for the period was due principally to the absence of the one-off benefit of tax losses which benefited Cleanaway Germany last year.

OPERATIONAL REVIEW

CHEP

£m	6 months to 31 Dec 02		6 months to 31 Dec 01	% Change - Constant Currency
	As Reported	Constant Currency		
Revenue	620	646	591	9
Comparable operating profit	103	107	84	27
Add Back One-Off loss provision			31	
Comparable operating profit	103	107	115	(7)

Revenue from CHEP increased by 9% in constant currency, while comparable operating profit was £103million compared with £84million last year. The prior year profit included a one-off loss provision of £31million. Excluding this loss provision, CHEP's comparable operating profit for the half year was 7% lower than last year.

CHEP Americas

In the Americas, revenue increased by 13% to £294million.

In the USA, revenue growth was 11%. Revenue growth included a higher contribution from Wal*Mart's suppliers and a first time contribution from suppliers to Sysco, the largest food service company in the USA.

Revenue growth in Canada included a new contract with Quaker. CHEP's Latin American markets were strong, with new contract awards in all locations.

Comparable operating profit in the Americas increased to £43million, up by 33% in constant currency, with significant growth being achieved in all CHEP markets. Comparable operating profit margin rose by two percentage points from 13% to 15%.

In the USA, the continuing successful implementation of the five key performance improvement initiatives was an important driver of the profit improvement.

- Service centre network optimisation is proceeding well and will be completed in March when all 75 new service centres will be operative. The 60 already in operation currently process some 84% of pallet returns.

- Transport optimisation savings are being achieved through the new service centre network.

- The new pallet return policy whereby major retailers return pallets to CHEP, by taking advantage of the new service centre network, is being successfully implemented, with attendant cost savings.

- Total pallet management (TPM) contracts are continuing to develop profitably.

- The non-participating distributors (NPD) channel management initiative is also yielding results with pallet transfers from our customers reduced from 5.6% of total issues last year to 4.3% this year. Pallet returns are running at approximately 70% of issues, up from around 58% a year ago. In the first half, a total of 257 NPDs were converted, the largest being US Foodservice Alliance with over sixty locations.

Elsewhere in the Americas, strong profit progress was achieved in Canada, Mexico, Argentina and Brazil.

CHEP Europe

The results of CHEP Europe for the half year were consistent with indications given in the November trading statement.

Revenue was up by 4% with progress in all markets except for a slight fall in the UK, which was due principally to the insourcing of the RPC contract at ASDA in March 2002. Pallet revenue in the UK was up by 4% with a slight improvement in pricing. Key new contracts in pallet pooling included San Pellegrino and Nestle Purina in Italy, Friskies in France and Henkel in Germany, Italy and France.

Comparable operating profit was £44million, after a cost of £4million in respect of a number of service centre fires last autumn and compares with £63million last year. Excluding the impact of the fires and on a constant currency basis, comparable profits were down by 25%.

File no. 82-5205

IT costs, principally SAP, rose by £4million and other overhead costs increased by £9million of which the largest elements were lower compensation receipts in the period and an increase in recurrent loss provisioning.

The balance of the profit shortfall compared with last year comprised the increased costs relating to improving asset management, and the further repatriation of pallets from the UK to continental Europe offset in part by the profit contribution from increased volumes.

In November we announced a major European restructuring plan to reduce costs and improve both profitability and service quality. The plan will also increase both the effectiveness of the pallet pool and the returns achieved on capital invested.

The plan is in two parts, the first a reorganisation to improve operational efficiency with an estimated cost of £40million and the second, an Asset Productivity Improvement Programme with an approximate cost of £45million. The reorganisation has the following costs and benefits:

Reorganisation Plan	Cost	Anticipated Benefit, Comparable operating profit	
£m	Total	FY04	FY05
Indirect Workforce Reduction	19	6	10
Service Centre Configuration	8	3	4
Service/Product Offering/Price	9	3	7
IT Write Down	4	1	1
Total	40	13	22

Operational Efficiency

This element of the restructuring plan has an estimated cost of £40million (£34million cash) spread over 2 years and is being treated as an operating exceptional item in the accounts as the costs are incurred. The acceleration of cross-border trading, the related increase in pan-European pallet movements and requirements of European customers have all outgrown the previous country based management structure. As a consequence, the organisation was changed in October last year with the creation of a pan-European management structure reporting directly to the President of CHEP Europe. The asset management function has also been greatly strengthened to ensure more effective control over CHEP's pallet pool.

Streamlining operations in line with the change in management structure will result in a net reduction of between 300 and 400 positions from the European indirect workforce, at an estimated cost of £19million. Discussions with the relevant Works Councils and employee representatives are currently underway.

Approximately 50% of this cost is expected to be incurred in the current financial year with the balance in the next year. Annualised savings of £10million are anticipated once this programme is completed.

As successfully undertaken in the USA, a study is underway to assess the optimal service centre network configuration for the pan-European business. We expect this study to be completed by September, at which stage implementation will commence. An estimate of £8million has been included for this element of the reorganisation with the majority of the cost to fall into the next financial year. It is estimated that savings of £4million per annum will be achieved within two years.

A review of product and service offerings, in order to simplify customer administration and billings, improve service quality and to align prices more closely with activity and cost, has also commenced. This, combined with the write off of some £4million of capitalised IT costs related to country specific applications, comprises the balance of the £40million expenditure.

Asset Productivity Improvement Programme

The second part of the restructuring plan is a programme to improve asset productivity in Europe. Since 1999, the size of the European pallet pool grew disproportionately to the growth in revenue and this has resulted in an estimated excess of up to 14 million pallets in the pool. It is worth emphasising that this is an issue relating to the under utilisation of our assets.

While it is inevitable that during the execution of the productivity improvement programme, there may be some pallet shortfalls identified during audits, the estimated costs of the plan at £45million should be sufficient to cover such eventualities.

The excess has been caused by a number of factors; surplus pallets in our own plants, inadequate collection and repair activity, as well as business decisions to grow CHEP into new territories such as Italy and through other smaller distribution channels.

In order to improve the pallet pool efficiency a number of initiatives are being put in place. These include an intensified programme to audit, collect and repair pallets at manufacturers' plants, retailers' distribution centres and the small distributor channels, as well as a one-off relocation of excessive pallets within CHEP's own service centres to meet customer demand.

This part of the restructuring plan is estimated to cost £45 million which will also be shown as an operating exceptional item in the accounts and will be charged over the next 30 months as incurred.

The cash benefit of the project will be a combination of savings in capital expenditure and increased revenue from pallets that are presently non revenue earning offset by the cost of the programme.

CHEP - Rest of the World
In the Rest of the World, CHEP continues to perform satisfactorily. In Asia Pacific, revenue was up by 14%, reflecting a good performance in Australia and strong growth in the new but smaller Asian markets. Profitability in Asia Pacific was slightly ahead of our internal forecasts though comparatives in the first half of last year were distorted by a high level of compensation receipts. As is the case elsewhere in CHEP, the Asia Pacific region is now bearing its share of global IT development costs although the implementation of SAP is not scheduled until the next financial year.

CHEP - Africa also performed well with both revenue and profit improvement over the same period last year.

CHEP - Other Products
New products continue to offer exciting opportunities for future growth. Reusable Plastic Container (RPC) revenue at £35million was slightly higher than last year, notwithstanding the insourcing decision by ASDA in the UK. In the USA, growth is being driven by continuing implementation with Wal*Mart and a new RPC contract with HEB, the largest grocery retailer in Texas that was won in July 2002. CHEP Europe has seen success with a number of RPC contract wins, the two most significant being with Carrefour and Casino.

The Automotive container business is also moving ahead, with revenue of £22million being some 7% ahead of last year. The smaller Intermediate Bulk Container (IBC), and Catalyst and Chemical Container (CCC) businesses, while embryonic, are also making progress.

CHEP - Global Initiatives
The SAP initiative which commenced in 2000 has created a global IT platform to measure and control the operations of CHEP in both Europe and the Americas with global implementation to follow in 2003. The system will also facilitate the standardisation of processes and service offerings on a global basis.

The core commercial and operational systems have now been fully implemented in Europe, USA, Canada and Mexico. The cost of the IT implementation to date has been approximately £60million, most of which has been capitalised. Increasingly sophisticated data and key performance indicators will be incorporated into the SAP system and will facilitate the benchmarking and measurement of business efficiencies, asset usage and customer profitability. Simplified and standardised service offerings will result in more streamlined invoicing, thus improving customer service and cash collection.

File No. 82-5205

Other global IT initiatives include the ongoing development of Portfolio, the web based customer order interface system and the initiative to develop a commercially viable radio frequency identification (RFID) tracking system for pallets and containers.

Outlook

The outlook for CHEP in the second half of the financial year is much as indicated in the November 2002 trading statement, with good growth in the Americas and the Rest of the World, and lower comparable operating profit from Europe.

Cleanaway

£m	6 months to 31 Dec 02		6 months to 31 Dec 01	% Change - Constant Currency
	As Reported	Constant Currency		
Revenue	505	501	478	5
Comparable operating profit	50	49	51	(4)

Cleanaway continued to perform steadily, despite difficult conditions in some of its European market segments. Revenue at £505million was 5% above the same period last year in constant currency, though comparable operating profit was slightly lower than last year, at £50million.

In the UK, revenue was 3% higher at £246million, while comparable operating profit was below last year's level. Within the UK business, revenue and comparable operating profit from Dry Waste were both similar to last year with good growth in commercial, industrial and municipal dry waste offsetting the short term negative effect of the new landfill directive restricting wastes that can be sent to landfill sites. Cleanaway continues its strategic focus on recycling and total waste management, leveraging off its expertise in Germany and offering integrated waste management solutions to both commercial and municipal customers. Recent successes in winning integrated waste management contracts, such as the new £32million five year contract with Thurrock Council, evidence this trend.

The performance of facilities management was weak in part due to the start up phase of a new contract, as well as a softness in the building repair and maintenance division. This latter division, with revenue of some £27million in this first half, is being divested as it does not have a strategic fit with the rest of Cleanaway's waste business.

File No. 82-5205

In UK Technical Waste, revenue was flat and comparable operating profit was lower than the previous year. This was due to lower volume from the chemical industry and unfavourable price/product mix.

In Germany, actual revenue of £172million increased by 4% in constant currency as higher average paper trading prices in the first quarter more than offset reductions in paper and trade waste volumes, caused by weaker economic activity.

Comparable operating profit in Germany was slightly below last year due to lower contributions from commercial and industrial (C&I) partly offset by improvements from the Municipal sector and from DSD (the German Packaging Recycling Scheme).

In Australia, Cleanaway revenue of £77million increased by 4%, notwithstanding the termination of the loss making municipal contract in Brisbane. Profits continued to advance with a strong performance from the Enviroguard landfill and a number of contract wins including those in Blacktown, Canberra and Alice Springs.

Outlook
In the UK, Dry Waste outlook is firm with a strong outstanding order pipeline. The Facilities Management business will be divested. The Technical Waste business is expected to remain under pressure.

Our German business is faced with a higher degree of uncertainty than normal for a number of different reasons. These include the introduction on 1 January 2003 of a compulsory deposit scheme on one way drinks containers, the impact of the DSD re-tender on Cleanaway's £80million annual revenues in this area, and the generally weak German economy. Cleanaway has a strong base from which to meet these challenges and to benefit from the opportunities that are expected to arise following this period of considerable change.

The firm outlook for the Australian business is underpinned by a strong municipal contract order book and a growing National Accounts and Recycling business.

FILE NO. 82-5205

Recall

£m	6 months to 31 Dec 02		6 months to 31 Dec 01	% Change - Constant Currency
	As Reported	Constant Currency		
Revenue	118	125	107	17
Comparable operating profit	19	21	18	17

Recall continued to deliver strong revenue growth, some 17% above the same period last year, with acquisitions contributing 8%. Excluding the Dassler business transferred from Cleanaway and a one-off Brazilian contract in the prior year, the underlying growth rate was 7%.

North America remains the most important market for Recall, and accounted for 52% of the total revenues. Of the total of 11 acquisitions made since June 2002, nine were in the USA and represented a continued expansion into the Secure Destruction Services (SDS) market together with further geographical coverage in the Document Management Services (DMS) business. The Recall DMS business now services directly the key markets of Washington DC and Minneapolis, Minnesota.

Europe continues to grow, with revenue up 21% (adjusted for the Dassler transfer) in total, or 8% in terms of underlying growth. New operations were set up in Sweden and Finland, bringing to 23 the number of countries worldwide in which Recall operates.

In Australia, modest revenue growth was seen in both DMS and Data Protection Services (DPS). Asia and Latin America both showed strong internal revenue growth at 10% and 23% respectively, albeit from a relatively small base.

Recall's comparable operating profit at £19million was 17% ahead of last year. Operating margins at 17% were in line with the prior year, with efficiency improvements in part offset by higher insurance premiums and one-off carton movement costs resulting from the development of more efficient DMS storage.

Looking forward, Recall should continue to grow revenues and profits both organically and by acquisition.

FILE NO. 82-5205

Industrial Services

£m	6 months to 31 Dec 02		6 months to 31 Dec 01	% Change - Constant Currency
	As Reported	Constant Currency		
Revenue	137	137	134	2
Comparable operating profit	13	13	12	8

Revenue in Industrial Services was slightly above the same period last year with comparable profits 8% higher.

In Australia, which comprises more than half the division, revenue and comparable profits rose strongly. In all territories performance of the BIS contract outsourcing business was satisfactory with a particularly good half year from the PCI fuel injection plant managed for BHP Steel.

In the Northern Hemisphere, results were lower than last year. In the UK, the write-off of assets held at the site of a bankrupt customer coupled with lower volumes from Corus at Port Talbot combined to hold back both revenue and profitability.

The Industrial Services division continues to deliver strong operating cash flows.

Looking forward, second half profits will not benefit from last year's one-off receipt of £2million in respect of the Llanwern closure.

Regional Businesses

£m	6 months to 31 Dec 02		6 months to 31 Dec 01	% Change - Constant Currency
	As Reported	Constant Currency		
Revenue	73	78	97	(20)
Comparable operating profit	6	6	9	(33)

Both revenue and profits of the Brambles Regional Businesses were lower than last year.

Almost all of the profit setback was due to Interlake where the softness of the US economy continued to have a negative impact on business performance. For Interlake this has been exacerbated by the collapse of the E-business bubble which has seen the closure of related warehousing facilities and resulted in the market for warehouse racking being flooded with second hand equipment.

File No - 82-5205

Plans are in hand to further rationalise Interlake's production capacity. This action will be completed in the second half and will benefit results in 2003/2004.

Brambles' other Regional Businesses performed steadily.

Outlook

Assuming continued global political and economic stability, the outlook for the Group for the financial year is unchanged since our trading statement in November 2002, with good growth in CHEP Americas and the Rest of the World, and lower comparable operating profits from CHEP Europe. Cleanaway continues to face a challenging market in Europe. Recall should continue to grow. There will be a continued focus on improving the cash performance of the Group.

File No. 82-5205

Brambles Industries Group

COMBINED PROFIT AND LOSS ACCOUNTS
For the six months ended 31 December 2002

Year ended 30/6/2002 £ millions	Unaudited	Six months ended 31/12/2002 Before goodwill and exceptional items £ millions	Goodwill and exceptional items £ millions	Total £ millions	Six months ended 31/12/2001 Before goodwill and exceptional items £ millions	Goodwill and exceptional items £ millions	Total £ millions
	TURNOVER (including share of joint ventures and associates)						
2,871	Continuing operations	**1,453**	**-**	**1,453**	1,407	-	1,407
313	Discontinued operations	**21**	**-**	**21**	212	-	212
3,184		**1,474**	**-**	**1,474**	1,619	-	1,619
(20)	less: share of joint ventures	**(15)**	**-**	**(15)**	(12)	-	(12)
(52)	less: share of associates	**(26)**	**-**	**(26)**	(22)	-	(22)
3,112	**GROUP TURNOVER**	**1,433**	**-**	**1,433**	1,585	-	1,585
	OPERATING PROFIT						
370	Continuing operations before goodwill *and exceptional items*	**176**	**-**	**176**	166	-	166
(32)	Goodwill amortisation	**-**	**(16)**	**(16)**	-	(15)	(15)
-	*Exceptional items*	**-**	**(2)**	**(2)**	-	(23)	(23)
338	Continuing operations	**176**	**(18)**	**158**	166	(38)	128
22	Discontinued operations	**2**	**-**	**2**	19	-	19
360	**GROUP OPERATING PROFIT**	**178**	**(18)**	**160**	185	(38)	147
3	Share of op. profit of joint ventures	**4**	**-**	**4**	2	-	2
7	Share of op. profit of associates	**2**	**-**	**2**	2	-	2
370	**TOTAL OPERATING PROFIT**	**184**	**(18)**	**166**	189	(38)	151
	EXCEPTIONAL ITEMS						
30	Profit on sale of discontinued ops.	**-**	**13**	**13**	-	(35)	(35)
(32)	Merger costs – continuing operations	**-**	**-**	**-**	-	(30)	(30)
368	**PROFIT BEFORE INTEREST AND TAXATION**	**184**	**(5)**	**179**	189	(103)	86
	Net interest payable:						
(96)	Group	**(41)**	**-**	**(41)**	(51)	-	(51)
(1)	Share of Joint Ventures	**(1)**	**-**	**(1)**	(1)	-	(1)
(97)		**(42)**	**-**	**(42)**	(52)	-	(52)
271	**PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION**	**142**	**(5)**	**137**	137	(103)	34
(96)	Tax on profit on ordinary activities	**(45)**	**(2)**	**(47)**	(35)	17	(18)
175	**PROFIT ON ORDINARY ACTIVITIES AFTER TAXATION**	**97**	**(7)**	**90**	102	(86)	16
(1)	Equity minority interests	**(1)**	**-**	**(1)**	(1)	-	(1)
174	Profit attributable to parent companies' shareholders	**96**	**(7)**	**89**	101	(86)	15
(120)	Equity dividends paid and proposed	**(60)**	**-**	**(60)**	(59)	-	(59)
54	Transfer to combined reserves	**36**	**(7)**	**29**	42	(86)	(44)
10.3	**Basic earnings per share (p)**	**5.7**	**(0.4)**	**5.3**	6.0	(5.1)	0.9
10.3	**Diluted earnings per share (p)**	**5.7**	**(0.4)**	**5.3**	6.0	(5.1)	0.9

File No. 82-5205

Brambles Industries Group

COMBINED BALANCE SHEET
As at 31 December 2002

At 30/6/2002 £ millions	Unaudited	At 31/12/2002 £ millions	At 31/12/2001 £ millions
	FIXED ASSETS		
479	Goodwill and intangible assets	**490**	483
2,289	Tangible fixed assets	**2,294**	2,384
2,768		**2,784**	2,867
	Investments		
	Joint ventures:		
59	Share of gross assets	**58**	53
(42)	Share of gross liabilities	**(25)**	(35)
17		**33**	18
47	Associates	**34**	29
13	Other investments	**16**	20
77	Total investments	**83**	67
2,845	**Total fixed assets**	**2,867**	2,934
	CURRENT ASSETS		
34	Stocks	**44**	48
765	Debtors	**715**	758
53	Cash at bank and in hand	**68**	83
852		**827**	889
	CREDITORS: amounts falling due within one year		
(85)	Borrowings	**(122)**	(83)
(473)	Creditors	**(394)**	(440)
(147)	Taxation and dividends payable	**(117)**	(142)
(705)		**(633)**	(665)
147	**NET CURRENT ASSETS**	**194**	224
2,992	**Total assets less current liabilities**	**3,061**	3,158
(1,549)	**CREDITORS:** amounts falling due beyond one year	**(1,634)**	(1,872)
(309)	**PROVISIONS FOR LIABILITIES AND CHARGES**	**(294)**	(292)
1,134	**NET ASSETS**	**1,133**	994
	CAPITAL AND RESERVES		
477	Share capital	**456**	450
50	Share premium account	**50**	50
108	Other reserves	**99**	142
494	Profit and loss account	**523**	344
1,129	Equity shareholders' funds	**1,128**	986
5	Equity minority interests	**5**	8
1,134		**1,133**	994

FILE NO. 82-5205

Brambles Industries Group

COMBINED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
For the six months ended 31 December 2002

Year ended 30/6/2002 £ millions	Unaudited	Six months ended 31/12/2002 £ millions	Six months ended 31/12/2001 £ millions
174	Profit attributable to parent companies' shareholders	**89**	15
46	Exchange translation differences	**(31)**	25
220	**Total recognised gains for the period**	**58**	40
(193)	Prior year adjustment	**-**	(93)
27	**Total recognised gains and losses since last annual report**	**58**	(53)

RECONCILIATION OF MOVEMENTS IN COMBINED SHAREHOLDERS' FUNDS
For the six months ended 31 December 2002

993	**Combined shareholders' funds at the beginning of the period**	**1,129**	993
174	Profit attributable to parent companies' shareholders	**89**	15
(120)	Ordinary dividends paid and proposed	**(60)**	(59)
20	Issue of ordinary shares, net of expenses	**1**	12
14	Reinstatement of goodwill due to sale of businesses		-
2	Shares to be issued	**-**	-
46	Exchange translation difference	**(31)**	25
136	**Net increase in combined shareholders' funds**	**(1)**	(7)
1,129	**Combined shareholders' funds at the end of the period**	**1,128**	986

File No. 82-5205

Brambles Industries Group

COMBINED CASH FLOW STATEMENT
For the six months ended 31 December 2002

Year ended 30/6/2002 £ millions	Unaudited	Six months ended 31/12/2002 £ millions	Six months ended 31/12/2001 £ millions
673	**Net cash inflow from operating activities**	258	264
1	**Dividends received from joint ventures and associates**	1	1
5	Interest received	2	2
(99)	Interest paid	(43)	(47)
(94)	**Returns on investments and servicing of finance**	(41)	(45)
(97)	**Taxation paid**	(74)	(60)
(557)	Purchase of tangible fixed assets	(242)	(304)
85	Proceeds from sale of tangible fixed assets	22	36
(7)	Investment loans and other financial investments	1	(3)
(479)	**Capital expenditure and financial investment**	(219)	(271)
(34)	Purchase of subsidiary undertakings	(43)	(24)
-	Purchase of associates	(1)	-
(21)	Merger costs paid	-	-
-	Net cash acquired with subsidiary undertakings	2	-
397	Sale of businesses	39	97
-	Sale of associates	-	-
342	**Acquisitions and disposals**	(3)	73
(98)	**Equity dividends paid to shareholders of the parent companies**	(61)	(35)
248	**Net cash inflow/(outflow) before management of liquid resources and financing**	(139)	(73)
(1)	**Management of liquid resources**	(2)	-
20	Net proceeds from share issues	1	12
(278)	Increase in borrowings	143	92
(5)	Capital element of finance lease rentals	(1)	(1)
(263)	**Financing**	143	103
(16)	**Increase / (decrease) in cash**	2	30

FILE NO. 82-5205

Brambles Industries Group

MOVEMENT IN COMBINED NET DEBT
For the six months ended 31 December 2002

Year ended 30/6/2002 £ millions	Unaudited	Six months ended 31/12/2002 £ millions	Six months ended 31/12/2001 £ millions
(16)	Increase / (decrease) in cash	**2**	30
278	Decrease / (increase) in borrowings	**(143)**	(92)
5	Capital element of finance lease rentals	**1**	1
30	Currency variations	**38**	66
1	Increase in liquid resources	**2**	-
(16)	Other non cash charges	**(5)**	(14)
-	Subsidiaries acquired and sold	**(2)**	-
282	Total inflow / (outflow)	**(107)**	(9)
(1,863)	Net borrowings at beginning of period	**(1,581)**	(1,863)
(1,581)	Net borrowings at end of period	**(1,688)**	(1,872)

RECONCILIATION OF OPERATING PROFIT TO NET CASH INFLOW FROM OPERATING ACTIVITIES
For the six months ended 31 December 2002

360	Group operating profit	**160**	147
346	Depreciation charge	**157**	189
32	Goodwill amortisation	**16**	15
(43)	Increase in working capital	**(68)**	(108)
9	Increase / (decrease) in provisions	**(21)**	6
(31)	Other	**14**	15
673	**Net cash inflow from operating activities**	**258**	264

FILE NO. 82-5205

Brambles Industries Group

COMBINED SEGMENTAL ANALYSIS
For the six months ended 31 December 2002

Year ended 30/6/2002 £ millions	**Unaudited**	**Six months ended 31/12/2002 £ millions**	Six months ended 31/12/2001 £ millions
	Turnover - by Business segment		
1,202	CHEP	**620**	591
984	Cleanaway	**505**	478
229	Recall	**118**	107
273	Industrial services	**137**	134
183	Regional businesses	**73**	97
313	Discontinued	**21**	212
3,184	Total	**1,474**	1,619
	Turnover - by Geographical origin		
1,638	Europe	**783**	817
952	Americas	**426**	495
544	Australia / New Zealand	**235**	284
50	Rest of world	**30**	23
3,184	Total	**1,474**	1,619
	Profit - by Business segment		
207	CHEP	**103**	84
98	Cleanaway	**50**	51
40	Recall	**19**	18
31	Industrial services	**13**	12
18	Regional businesses	**6**	9
22	Discontinued	**2**	19
(14)	Unallocated	**(9)**	(4)
402	Operating profit before amortisation of goodwill and exceptional items	**184**	189
(32)	Goodwill amortisation	**(16)**	(15)
(2)	Exceptional items	**11**	(88)
368	Profit before interest and tax (1)	**179**	86
	Profit - by Geographical origin		
225	Europe	**85**	122
99	Americas	**58**	27
63	Australia / New Zealand	**33**	33
15	Rest of world	**8**	7
402	Operating profit before amortisation of goodwill and exceptional items	**184**	189
(32)	Goodwill amortisation	**(16)**	(15)
(2)	Exceptional items	**11**	(88)
368	Profit before interest and tax (1)	**179**	86

(1) Profit before interest and tax after charging goodwill amortisation and exceptional items is analysed by business as follows: CHEP £101m (2001 - £83m); Cleanaway £43m (2001- £44m); Recall £14m (2001 - £13m); Industrial Services £10m (2001 - £10m); Regional businesses £4m (2001 - £8m); Discontinued operations £16m (2001 - £(38)m); Unallocated £(9)m (2001 - £(34)m); and by region of origin as follows: Europe £75m (2001 - £100m); Americas £53m (2001 - £(13)m); Australia / New Zealand £51m (2001 - £26m); Rest of world £9m (2001 - £7m); Unallocated £(9)m (2001 - £(34)m).

FILE NO. 82-5205

Brambles Industries Group

COMBINED SEGMENTAL ANALYSIS (continued)
For the six months ended 31 December 2002

At 30/6/2002 £ millions	Unaudited	At 31/12/2002 £ millions	At 31/12/2001 £ millions
	Net Assets - by Business segment		
1,637	CHEP	**1,726**	1,570
672	Cleanaway	**667**	653
276	Recall	**311**	270
257	Industrial services	**233**	246
127	Regional businesses	**119**	133
24	Discontinued	**4**	253
(60)	Unallocated	**(59)**	(13)
2,933	Total	**3,001**	3,112
	Net Assets - by Geographical origin		
1,569	Europe	**1,606**	1,638
1,064	Americas	**1,105**	1,083
294	Australia / New Zealand	**284**	344
66	Rest of world	**65**	60
(60)	Unallocated	**(59)**	(13)
2,933	Total	**3,001**	3,112
2,933	Segmented net assets	**3,001**	3,112
(1,581)	Net debt	**(1,688)**	(1,872)
(218)	Net tax liabilities	**(180)**	(246)
1,134	Group net assets	**1,133**	994

The "Discontinued" segment covers businesses sold, being Rail Division, Equipment Division, Specialised Transport, Jardine and North West Shipping, Gardner Perrott, Shipping and Heavy Contracting.

To enable meaningful comparison, the industry segmentation for 2002 has been prepared to reflect discontinued operations. The comparatives for 2001 have been amended accordingly.

File No. 82-5205

Brambles Industries Group

NOTES TO THE COMBINED FINANCIAL INFORMATION
For the six months ended 31 December 2002

1. Basis of preparation

The Brambles Industries combined financial information ("the combined financial information") represents the combined businesses of Brambles Industries plc (BIP) and Brambles Industries Limited (BIL) and encompasses their respective subsidiaries, associates and joint ventures ("the combined businesses").

The merger of the support services activities of GKN plc with BIL was completed on 7 August 2001. The merger involved GKN plc separating its support services activities from its engineering operations and placing them in a new company, BIP. BIP and BIL were then combined under a dual listed companies (DLC) structure (Combined Brambles Group).

The combined financial information has been prepared under merger accounting principles, as set out in Financial Reporting Standard 6: Acquisitions and Mergers. Under merger accounting the results and cash flows of BIP and BIL have been combined from the beginning of the financial period. The accounting policies of BIP and BIL were the same under UKGAAP. A reconciliation to Australian GAAP is presented in Note 7.

In accordance with merger accounting principles, the comparatives for the six months ended 31 December 2001 and the twelve months ended 30 June 2002 are presented as if the DLC merger took place on the first day of the accounting periods presented.

The combined financial information for the six months ended 31 December 2001 has been re-presented to make it consistent with the treatment of the CHEP accounting harmonisation items in the 2002 Annual Report. Further details on this are set out in note 5.

Consolidated financial information for BIP is presented on pages Pg32 to Pg34. The combined financial information has been presented in order to provide shareholders with a fuller picture of the combined economic interests of the Combined Brambles Group.

2. Earnings per share

Earnings per share for 2002 is based on the earnings of the half year of £89 million (2001 - £15 million) and calculated on the weighted average number of 1,690.6 million shares in issue and ranking for dividend (2001 – 1,685.1 million shares). Diluted earnings per share, which takes into account options over shares, is calculated on the weighted average number of 1,690.7 million (2001 – 1,689.9 million) shares.

Earnings per share before goodwill amortisation and exceptional items, which the Directors consider gives a useful additional indication of underlying performance, is calculated on the earnings of the year adjusted as follows:

Earnings Year ended 30/6/2002 £ millions	EPS Year ended 30/6/2002 pence		Earnings Six months ended 31/12/2002 £ millions	Earnings Six months ended 31/12/2001 £ millions	Earnings per share Six months ended 31/12/2002 pence	Earnings per share Six months ended 31/12/2001 pence
174	10.3	Profit for the period	**89**	15	**5.3**	0.9
		Included in operating profit:				
32	1.9	Goodwill amortisation	**16**	15	**0.9**	0.9
-	-	Exceptional items	**2**	23	**0.1**	1.4
2	0.1	Non-operating exceptional items	**(13)**	65	**(0.7)**	3.8
11	0.7	Tax attributable to exceptional items	**2**	(17)	**0.1**	(1.0)
219	13.0	Profit after tax before goodwill amortisation and exceptional items	**96**	101	**5.7**	6.0

File No. 82-5205

Brambles Industries Group

NOTES TO THE COMBINED FINANCIAL INFORMATION
For the six months ended 31 December 2002

3. Exceptional items

Year ended 30/6/2002 £ millions	**Unaudited**	**Six months ended 31/12/2002 £ millions**	Six months ended 31/12/2001 £ millions
	Operating exceptional items: *		
-	CHEP Europe reorganisation costs	**(2)**	-
-	Writedown of equipment division	**-**	(23)
	Non-operating exceptional items:		
105	Profit on sale of discontinued operations	**21**	-
(75)	Loss on sale of discontinued operations	**(8)**	(35)
30	Net profit / (loss) on sale of discontinued operations	**13**	(35)
(32)	Merger costs	**-**	(30)
(2)	Total exceptional items before tax	**11**	(88)
(11)	Tax on exceptional items	**(2)**	17
(13)	Exceptional items after tax	**9**	(71)

* Refer Note 5.

4. Dividend

An interim dividend of 3.757p per BIP share has been declared and will be paid on 10 April 2003 to shareholders on the register at 21 March 2003.

5. CHEP accounting harmonisation and exceptional items

The half year results to 31 December 2001 have been re-presented to reflect the inclusion of CHEP accounting harmonisation in operating activities rather than operating exceptional items, consistent with the 2002 Annual Report.

The post on-going harmonisation figures included with the LSE announcement dated 19 February 2003 are those used as prior year comparatives to explain trading movements in the press release and analyst presentations.

6. Contingent liabilities

The Group is in the process of agreeing completion accounts in respect of the disposals of several businesses sold in current or prior periods. The Group has recognised the financial impact of the expected resolution of any outstanding items on the basis of all information currently available. Until these matters are agreed, a contingent liability exists for any costs ultimately borne by the Group in excess of the amounts provided at 31 December 2002.

Except for the above, there have been no other material changes in the contingent liabilities of the Group.

FILE NO. 82-5205

Brambles Industries Group

NOTES TO THE COMBINED FINANCIAL INFORMATION
For the six months ended 31 December 2002

7. GAAP Reconciliation
Six months ended 31 December 2002

	UK GAAP £ million	UK GAAP A$ million	GAAP adjustments in A$ millions: Assoc. and joint ventures	Goodwill	Other	Total adjust-ments	AGAAP A$ million
TURNOVER (including share of joint ventures and associates)	1,474	4,191	-	-	-	-	4,191
OPERATING PROFIT							
Continuing operations before goodwill	176	500	-	-	1	1	501
Goodwill amortisation	(16)	(46)	1	(9)	-	(8)	(54)
Exceptional items	(2)	(6)	-	-	-	-	(6)
Continuing operations	158	448	1	(9)	1	(7)	441
Discontinued	2	6	-	-	1	1	7
GROUP OPERATING PROFIT	160	454	1	(9)	2	(6)	448
Share of operating profit of joint ventures	4	12	(12)	-	-	(12)	-
Share of operating profit of associates	2	5	5	-	-	5	10
TOTAL OPERATING PROFIT	166	471	(6)	(9)	2	(13)	458
EXCEPTIONAL ITEMS							
Profit on sale of discontinued operations	13	35	-	(2)	-	(2)	33
PROFIT BEFORE INTEREST AND TAXATION	179	506	(6)	(11)	2	(15)	491
Net interest payable	(42)	(119)	2	-	-	2	(117)
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION	137	387	(4)	(11)	2	(13)	(a) 374
Tax on profit on ordinary activities	(47)	(134)	4	-	5	9	(125)
PROFIT ON ORDINARY ACTIVITIES AFTER TAXATION	90	253	-	(11)	7	(4)	249
Minority interests	(1)	(1)	-	-	-	-	(1)
PROFIT ATTRIBUTABLE TO PARENT COMPANIES' SHAREHOLDERS	89	252	-	(11)	7	(4)	(b) 248

(a) ASX Release - Profit from ordinary activities before tax
(b) ASX Release - Net Profit for the period attributable to members

File No. 82-5205

Brambles Industries Group

NOTES TO THE COMBINED FINANCIAL INFORMATION
For the six months ended 31 December 2002

7. GAAP Reconciliation (continued)
Year ended 30 June 2002

	UK GAAP £ million	UK GAAP A$ million	Assoc. and joint ventures	Goodwill	DLC costs	Other	Total adjust -ments	AGAAP A$ million
			GAAP adjustments in A$ millions					
TURNOVER (including share of joint ventures and associates)	3,184	8,820	-	-	-	-	-	8,820
OPERATING PROFIT								
Continuing operations before goodwill	370	1,021	-	-	-	(7)	(7)	1,014
Goodwill amortisation	(32)	(87)	-	(22)	-	11	(11)	(98)
Exceptional items	-	-	-	-	-	-	-	-
Continuing operations	338	934	-	(22)	-	4	(18)	916
Discontinued	22	62	-	-	-	-	-	62
GROUP OPERATING PROFIT	360	996	-	(22)	-	4	(18)	978
Share of operating profit of joint ventures	3	8	(8)	-	-	-	(8)	-
Share of operating profit of associates	7	19	(1)	-	-	-	(1)	18
TOTAL OPERATING PROFIT	370	1,023	(9)	(22)	-	4	(27)	996
EXCEPTIONAL ITEMS								
Profit on sale of discontinued operations	30	71	-	23	-	-	23	94
Merger transaction costs	(32)	(91)	-	-	85	-	85	(6)
PROFIT BEFORE INTEREST AND TAXATION	368	1,003	(9)	1	85	4	81	1,084
Net interest payable	(97)	(270)	4	-	-	5	9	(261)
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION	271	733	(5)	1	85	9	90	(a) 823
Tax on profit on ordinary activities	(96)	(263)	5	-	-	(18)	(13)	(276)
PROFIT ON ORDINARY ACTIVITIES AFTER TAXATION	175	470	-	1	85	(9)	77	547
Minority interests	(1)	(2)	-	-	-	-	-	(2)
PROFIT ATTRIBUTABLE TO PARENT COMPANIES' SHAREHOLDERS	174	468	-	1	85	(9)	77	(b) 545

(a) ASX Release - Profit from ordinary activities before tax
(b) ASX Release - Net Profit for the period attributable to members

file no. 82-5205

Brambles Industries Group

NOTES TO THE COMBINED FINANCIAL INFORMATION
For the six months ended 31 December 2002

7. GAAP Reconciliation *(continued)*
Pro Forma six months ended 31 December 2001

	UK GAAP £ million	UK GAAP A$ million	GAAP adjustments in A$ millions: Assoc. and joint ventures	Goodwill	DLC costs	Other	Total adjust -ments	AGAAP A$ million
TURNOVER (including share of joint ventures and associates)	1,619	4,589	-	-	-	-	-	4,589
OPERATING PROFIT								
Continuing operations before goodwill	166	471	-	-	-	(6)	(6)	465
Goodwill amortisation	(15)	(45)	1	(10)	-	-	(9)	(54)
Exceptional items	(23)	(65)	-	5	-	-	5	(60)
Continuing operations	128	361	1	(5)	-	(6)	(10)	351
Discontinued	19	53	-	-	-	1	1	54
GROUP OPERATING PROFIT	147	414	1	(5)	-	(5)	(9)	405
Share of operating profit of joint ventures	2	6	(6)	-	-	-	(6)	-
Share of operating profit of associates	2	6	1	-	-	-	1	7
TOTAL OPERATING PROFIT	151	426	(4)	(5)	-	(5)	(14)	412
EXCEPTIONAL ITEMS								
Profit on sale of discontinued operations	(35)	(102)	-	-	-	-	-	(102)
Merger transaction costs	(30)	(84)	-	-	84	-	84	-
PROFIT BEFORE INTEREST AND TAXATION	86	240	(4)	(5)	84	(5)	70	310
Net interest payable	(52)	(147)	2	-	-	3	5	(142)
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION	34	93	(2)	(5)	84	(2)	75	(a) 168
Tax on profit on ordinary activities	(18)	(50)	2	-	-	(13)	(11)	(61)
PROFIT ON ORDINARY ACTIVITIES AFTER TAXATION	16	43	-	(5)	84	(15)	64	107
Minority interests	(1)	(1)	-	-	-	-	-	(1)
PROFIT ATTRIBUTABLE TO PARENT COMPANIES' SHAREHOLDERS	15	42	-	(5)	84	(15)	64	(b) 106

(a) ASX Release - Profit from ordinary activities before tax
(b) ASX Release - Net Profit for the period attributable to members

FILE NO. 82-5205

Brambles Industries plc

CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the six months ended 31 December 2002

Year ended 30/6/2002 £ millions	Unaudited	Six months ended 31/12/2002 £ millions	Six months ended 31/12/2001 £ millions
	Turnover (including share of associates)		
2,081	**- continuing operations**	**1,065**	977
(45)	*less share of associates*	**(25)**	(22)
2,036	**Group Turnover**	**1,040**	955
	Operating profit – continuing operations		
245	Before goodwill amortisation and exceptional items	**113**	128
(15)	Goodwill amortisation	**(8)**	(7)
-	Exceptional items	**(3)**	(25)
230	Group operating profit	**102**	96
4	Share of associates – *continuing operations*	**2**	2
234	**Total operating profit**	**104**	98
(15)	DLC merger costs – continuing operations	**-**	(13)
219	**Profit on ordinary activities before interest and tax**	**104**	85
(67)	Net interest payable	**(33)**	(35)
152	**Profit on ordinary activities before taxation**	**71**	50
(52)	Tax on profit on ordinary activities	**(23)**	(16)
100	**Profit on ordinary activities after taxation**	**48**	34
(46)	Equity minority interest	**(21)**	(27)
54	**Profit attributable to shareholders**	**27**	7
(52)	Equity dividends paid and proposed	**(25)**	(25)
2	**Retained profit/(loss) taken to/(from) reserves**	**2**	(18)
7.5p	**Basic earnings per share**	**3.7p**	1.0p
7.5p	**Diluted earnings per share**	**3.7p**	1.0p

File no. 82-5205

Brambles Industries plc

CONSOLIDATED BALANCE SHEET
As at 31 December 2002

At 30/6/2002 £ millions	Unaudited	**At 31/12/2002 £ millions**	At 31/12/2001 £ millions
	FIXED ASSETS		
242	Goodwill and intangible assets	**239**	241
1,833	Tangible fixed assets and investments	**1,888**	1,752
2,075		**2,127**	1,993
	CURRENT ASSETS		
19	Stocks	**28**	18
503	Debtors – amounts falling due within one year	**634**	500
20	Cash at bank and in hand	**31**	32
542		**693**	550
(1,515)	**CREDITORS:** amounts falling due within one year	**(1,735)**	(1,465)
(973)	**NET CURRENT LIABILITIES**	**(1,042)**	(915)
1,102	**Total assets less current liabilities**	**1,085**	1,078
(201)	**CREDITORS:** amounts falling due after more than one year	**(179)**	(226)
(214)	**PROVISIONS FOR LIABILITIES AND CHARGES**	**(233)**	(204)
687	**NET ASSETS**	**673**	648
	CAPITAL AND RESERVES		
36	Share capital	**36**	36
50	Share premium account	**50**	50
81	Other reserves	**82**	94
212	Profit and loss account	**205**	198
379	Equity shareholders' funds	**373**	378
308	Equity minority interests	**300**	270
687		**673**	648

FILE NO. 82-5205

Brambles Industries plc

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
For the six months ended 31 December 2002

Year ended 30/6/2002 £ millions	**Unaudited**	**Six months ended 31/12/2002 £ millions**	Six months ended 31/12/2001 £ millions
54	Profit attributable to parent companies' shareholders	**27**	7
3	Exchange translation differences	**(8)**	10
57	**Total recognised gains and losses for the period**	**19**	17
(85)	Prior period adjustment	**-**	(85)
(28)	**Total recognised gains and losses since last annual report**	**19**	(68)

CONSOLIDATED CASH FLOW STATEMENT
For the six months ended 31 December 2002

447	**Net cash inflow from operating activities**	**179**	213
13	Interest received	**6**	3
(80)	Interest paid	**(37)**	(36)
(67)	**Returns on investments and servicing of finance**	**(31)**	(33)
(45)	**Taxation paid**	**(24)**	(30)
(434)	Purchase of tangible fixed assets	**(201)**	(248)
54	Proceeds from sale of tangible fixed assets	**7**	25
(3)	Investment loans and other financial investments	**-**	-
(7)	Dividends paid to minority shareholders in subsidiary undertakings	**(26)**	(7)
(390)	**Capital expenditure and financial investment**	**(220)**	(230)
(5)	Purchase of subsidiary undertakings	**(2)**	(2)
(13)	Merger costs paid	**-**	(13)
(18)	**Acquisitions and disposals**	**(2)**	(15)
(26)	**Equity dividends paid to shareholders**	**(26)**	-
(99)	**Net cash outflow before management of liquid resources and financing**	**(124)**	(95)
-	**Management of liquid resources**	**-**	-
84	Increase in borrowings	**125**	107
84	**Financing**	**125**	107
(15)	**Increase/(decrease) in cash**	**1**	12

Brambles Industries plc

NOTES TO THE BRAMBLES INDUSTRIES PLC FINANCIAL INFORMATION
For the six months ended 31 December 2002

1. Basis of preparation

Brambles Industries plc was incorporated on 3 January 2001. On 7 August 2001, the support services activities of GKN plc were transferred to BIP by way of a court approved reduction of capital of GKN plc and the issue of 723,742,311 ordinary shares of 5p each in BIP to the shareholders of GKN plc as part of the combination transaction.

The above transaction was accounted for as a Group reconstruction under merger accounting principles. The results and cash flows of the relevant entities are combined from the beginning of the period in which the merger occurred and their assets and liabilities combined at the amounts at which they were previously recorded.

In preparing the financial information, the results, and assets and liabilities of the 50 per cent joint ventures ("Joint Ventures") with BIL have been included as subsidiary undertakings. As a result of the DLC arrangements, the Joint Ventures are managed on a unified basis and are therefore deemed to be subsidiary undertakings of BIP. The interests of BIL in the Joint Ventures have been recognised as a minority interest.

The consolidated profit and loss account, consolidated cash flow statement, and consolidated balance sheet for 31 December 2001 and 30 June 2002 have been presented as if the merger took place on the first day of each of the accounting periods presented.

2. Accounting policies

The interim report for the period ended 31 December 2002 has been prepared on the basis of the accounting policies set out in the 2002 Annual Report and Accounts.

3. Combined financial information

The combined financial information presented on pages Pg20 to Pg28 forms part of the notes to the financial information for BIP. The DLC structure unites the economic interests of BIP and BIL shareholder groups. The directors consider that to provide a true and fair view of the impact of the DLC arrangements on BIP it is necessary to provide combined financial information of the combined businesses of BIP and BIL under merger accounting principles.

4. Status of financial information

The figures included within the financial information for the year ended 30 June 2002 (which do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985) have been extracted from the Annual Report and Accounts which have been filed with the Registrar of Companies. The auditors' opinion on those accounts was unqualified and did not contain a statement under section 237 of the Companies Act 1985.

The interim financial information was approved by the board of directors on 26 February 2003. It is unaudited but has been reviewed by the auditors.

File no-82-5205

INDEPENDENT REVIEW REPORT TO THE DIRECTORS OF BRAMBLES INDUSTRIES PLC

Introduction

We have been instructed by the company to review the financial information which comprises the consolidated profit and loss account, the consolidated balance sheet, the consolidated statement of total recognised gains and losses, the consolidated cash flow statement and the related notes, including the combined financial information. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 December 2002.

PricewaterhouseCoopers
Chartered Accountants
London
26 February 2003